Exhibit 4.7


TUESDAY, JULY 27, 4:35 PM EASTERN TIME

COMPANY PRESS RELEASE

SOURCE:  Cornerstone Realty Income Trust, Inc.

CORNERSTONE REALTY EXTENDS UNSECURED CREDIT FACILITY WITH INCREASED BORROWING CAPACITY AND LOWER PRICING

RICHMOND, VA., July 27/PRNewswire/ -- Cornerstone Realty Income Trust, Inc. (NYSE: TCR - news) announced today that in conjunction with its merger with Apple Residential Income Trust it has re-negotiated, extended and expanded its unsecured credit facility.

The new facility will have a three-year term and will bear an interest spread of 120 basis points over LIBOR, reduced from the current spread on its prior facility of 135 basis points. This will result in a current all in interest rate of approximately 6.5%. The reason for the reduction in rate is that the combined company will have a conservative debt to total market capitalization of approximately 25%. In addition to the new rate, the borrowing capacity on the new facility has been increased to $185 million from its former level of $175 million.

The facility is provided by a syndicate of financial institutions lead by First Union National Bank as Administrative Agent and Arranger. Other bank group members include Fleet National Bank as Syndication Agent, Wachovia Bank as Documentation Agent, Crestar Bank, and Guaranty Federal Bank.

According to Glade M. Knight, Chairman and Chief Executive Officer, "This is our first transaction following the merger designed to capitalize on the financial flexibility of the combined companies. Cornerstone's combination of consistent earnings growth, low leverage and the preservation of financial flexibility are important to maximize shareholder value over the long term."

Certain statements contained herein may constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the future results, performance or achievements of the Company to be materially different from any forward-looking statements. Such factors include, among others, the risks associated with the timing of, costs associated with, and effects of property improvements, financing commitments and general competitive factors.

Cornerstone Realty Income Trust, Inc. is a fully integrated, self-managed and self-advised real estate company that has operated as a REIT since 1993. The Company focuses on the ownership and management of multi-family properties in select markets in Virginia, North Carolina, South Carolina, Georgia and Texas. Currently, the Company owns 87 multifamily properties containing 20,965 apartment homes. For additional information please contact Glade M. Knight, Chairman and Chief Executive Officer, S. J. Olander, Executive Vice President and Chief Financial Officer, David S. McKenney, Senior Vice President of
Corporate Services or Krissy Gathright, Investor Relations Manager at (804) 643-1761. Further information on Cornerstone may be found on Cornerstone's Web site at: http://www.cornerstonereit.com.

SOURCE:  Cornerstone Realty Income Trust, Inc.